April 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:      Jeffrey Gabor

Dillon Hagius

Angela Connell

Kristin Lochhead

Re:         Akoya Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-254760

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Akoya Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, April 15, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Patrick O’Malley, at (858) 677-1471 with any questions or comments. Thank you for your assistance with this filing.

Very truly yours,

Akoya Biosciences, Inc.

By:	/s/ Brian McKelligon
Name:	Brian McKelligon
Title:	Chief Executive Officer